June 12, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: NuGenerex Immuno-Oncology, Inc.

Registration Statement on Form 10-12G

Filed March 12, 2020

File No. 000-56153

Dear Staff:

On behalf of NuGenerex Immuno-Oncology, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of April 8, 2020 with respect to the draft Registration Statement on Form 10-12G (the “Form 10”) submitted on March 12, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form 10 (the “Form 10/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form 10-12G

AE37 – Ii-Key/HER2/neu Hybrid Immunotherapeutic Vaccine, page 4

1. We note your disclosure regarding certain clinical trials in this section. Please expand your disclosure to discuss specific trial results for your product candidate on which you intend to rely, including the duration of the trial, the number of subjects or patients in such trials, how the product candidate was administered, who conducted the trials, the dosage used, any serious adverse events experienced, the primary and secondary endpoints and whether they were met. Also, please be sure to identify the year or years when referenced trials were conducted or commenced.

The Company has revised the disclosure as requested on pages 4 -6.

2. With respect to your collaborative agreement with Merck and the NSABP, please disclose each parties' rights and obligations under the agreement, the duration of the agreement, the termination provisions and any payment provisions. Please also file the agreement as an exhibit or tell us why you believe it's not necessary.

The Company has provided the requested disclosure on pages 4-5.

The contract was not provided since it was made in the ordinary course of business. Item 601(b)(10) of Regulation S-K provides that a contract “will be deemed to have been made in the ordinary course of business” if “the contract is such as ordinarily accompanies the kind of business conducted by the [reporting company] and its subsidiaries. The contract with Merck is the type of contract that ordinarily accompanies the kind of business conducted by the NGIO. Further the contract does not fall into any of the four categories of contracts are set forth in Item 601(b)(10)(ii)(A)-(D) of Regulation S-K. Nevertheless, the Company has filed the Merck contract as an exhibit to the Form 10/A since it has already been filed with the SEC by Generex Biotechnology Corporation (“Generex”) in a Form 8-K.

3. With respect to your licensing and research agreement with Shenzhen, please disclose each parties' rights and obligations under the agreement, the duration of the agreement and the royalty term, the termination provisions, the aggregate future milestone payments to be received and the royalty rates. Please also file the agreement as an exhibit or tell us why you believe it's not necessary.

The Company has provided the requested disclosure on pages 5.

The contract was not provided for the reasons described in our response to comment 2 above. Nevertheless, the Company has filed the Shenzhen contract as an exhibit to the Form 10/A since it has already been filed with the SEC by Generex in a Form 8-K.

4. We note your disclosure that Shenzhen will be financing and conducting the Phase II trials in the European Union and Phase III trials globally for AE37 for prostate cancer and that you will retain rights to all clinical data for regulatory submissions and commercialization in the rest of the world outside China. Please disclose in which jurisdictions you intend to seek regulatory approval of AE37 for prostate cancer and how potentially conducting clinical trials outside of such jurisdictions might increase the length of time, the steps required or the cost of obtaining approval.

The Company has not finalized which jurisdictions it intends to seek regulatory approval of AE37 for prostate cancer, instead the Company is focusing resources in the near term on the breast cancer and bladder cancer indications. If Shenzhen Bioscien is successful in completing positive reults in the prostate cancer development program, we will evaluate the data and make determinations on a commercialization strategy.

Item 1. Business, page 4

5. Please revise to clarify the current status and next steps for each of your product candidates, including the current stage of clinical development and for what indications, whether you or a third party will be conducting the clinical trials, the funding you will need, what steps remain to achieve regulatory approval and the planned timeline.

We have revised the disclosure as requested on pages 4-6.

6. We note your disclosure on page 6 regarding pre-clinical work to support peptide vaccines for the treatment of melanoma. We also note disclosure on the Generex website regarding the development of a peptide vaccine for COVID-19 with EpiVax using the Nugenerex Ii-Key technology. Please tell us why you have not provided any disclosure about this vaccine in this section.

The Company is in the process of securing funding to advance the SARS-CoV-2 vaccine using the Ii-Key technology. For the last few weeks, the Company has been working with numerous government agencies in the U.S. including BARDA, FDA and others to lay out a plan in response to the COVID-19 pandemic emergency. This is a new program that has been resurrected from work conducted in the early 2000’s at NGIO in response to the coronavirus pandemic; it was not part of the company’s strategy but now that the Company has received positive responses from the U.S. as well as foreign governments (Canada and Malaysia to date) the Company will include the COVID-19 vaccine program in this Form 10/A.

7. We note your disclosures on pages 11 and F-7 indicating that you will be a "separate" and "independent" company. Please revise to discuss the actions that you and your parent company, Generex will undertake to effectuate these plans and the relevant timing. Clarify what, if any relationship, you will have with Generex once these actions are complete.

The Company eliminated the reference to independent company as the majority of its common stock will be owned by Generex. The Company, however, will be a separate company with its own corporate governance policies and procedures, directors and officers. The Company will look to complete a financing after the filing of this Form 10/A.

8. We note your disclosure on page 8 that the initial IND for AE37 was filed in March 2006. Given that 14 years have passed and AE37 has not progressed past Phase II, please disclose what contributed to this delay in advancement of the product candidate and what has led to the recent activity.

The Phase IIb clinical trial of AE37 in breast cancer was fully completed in 2016, but did not achieve the primary endpoint in the entire intent to treat (ITT) study population, so the Company could not advance to Phase III at that time. The study did, however, demonstrate benefit in BC patients whose tumors expressed low levels of HER2/neu (HER2 2+, 1+, and triple negative). The Company initiated discussions with Merck in 2016, and consummated those discussions in 2017 after the new management team took control of Generex. Since then, the Company has initiated the study at 5 clinical research sites, and completed the 1st 3-patient safety cohort to allow for expanded enrollment; the SARS-CoV-2 epidemic has temporarily paused enrollment.

Funding has delayed the further development of AE37.

The revised disclosure under “Item 1 Business—Business Overview” disclosure includes this chronology of events.

Clinical Development Plans for Ii-Key Immunotherapeutic Peptides, page 5

9. Please name the major oncology research centers referenced in this section. If you have any agreements in place with these centers, please provide a summary of the material terms in this section and file the agreements as exhibits or tell us why you believe it's not necessary. It appears that the Ii-Key peptides are in the research and development phase and no clinical trials are currently contemplated. If that is the case, then please remove any reference to "clinical development plans."

These discussions are confidential, and the trial is in the planning stages, so the names of the research centers have not been made public.

Intellectual Property, page 5

10. Please disclose the expiration dates for each of your patents. Please also explain how you obtained a worldwide patent. We note your disclosure that some U.S. patents on the Iikey technology have expired. Please disclose whether the inability to extend the patent protection for these patents would have a material impact on your business and if so, what you intend to do should you not be successful in extending the patent coverage.

The Company included the requested disclosure on page 6.

Competition, page 6

11. Please revise this section to provide support for your statement that you are a "major player" in the immuno-oncology field. In this regard, please revise to disclose, if true, that NGIO has never received regulatory approval for a product candidate or had commercial sales.

The Company has removed the words “major player” form the Form 10.

Government Regulation and Product Approval, page 8

12. We note your disclosure that the Physician’s Investigational New Drug Application for the Phase 1 and Phase II trial of AE37 became effective in March 2006. Please revise to disclose who Physician's is and what their relationship is to you. We note your disclosure that the IND for the Phase II trial of AE37 for treatment of triple negative breast cancer became effective in December 2018. Please disclose who filed the IND.

The Company has revised the disclosure as requested on page 9 which states that physician’s name is Dr. George Peoples and he currently has no relationship with the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

13. You incurred research and development expenses of $354,000 and $234,317 during the years ended July 31, 2019 and 2018, respectively. Please revise your disclosure to describe the significant components of your research and development expenses, including the amount incurred during each period presented for each significant research program / project. In this respect, please clarify the reasons for significant increases or decreases in research and development from period to period and disclose any expected future increases or decreases.

The Company has made the requested disclosures and clarifications on page 13.

Financial Condition, Liquidity and Resources, page 11

14. Please disclose the additional funding that you will need and how far in the development process of each product candidate you expect to get with this amount of funding.

The Company has included the requested additional disclosure on page 13 of the Form 10/A which states:

“We will continue to require substantial funds to continue research and development, including preclinical studies and clinical trials of our product candidates, further clinical trials for AE37 and to commence sales and marketing efforts if the FDA or other regulatory approvals are obtained.  Currently, the phase II clinical study using AE37 in combination with pembrolizumab (Keytruda ®) for treatment of metastatic triple negative breast cancer is our only ongoing research and development project In this regard, we have committed to provide the NASBP Foundation, Inc. financial support for clinical research using AE37 in combination with pembrolizumab (Keytruda ®) up to up to $2,118,461 upon NASBP achieving certain milestones. As of January 31, 2020 we have incurred $591,459 against this commitment.”

15. We note your disclosure that you will no longer be able to rely on your former primary owner for necessary financing. However, you also state that you will rely primarily on Generex financing activities to fund your operations, development and other activities going forward. Please revise to clarify what you mean.

The Company revised the disclosure on page 13 of the Form 10/A to:

“While Generex owns over 90% of our common stock, going forward, we will rely both on financing from third parties and from Generex, which may sell shares of our common stock, to fund our operations, development and other activities.”

16. We note the reference to further clinical trials for A27 in this section, but there are no other references to this product candidate in the filing. Please revise or advise.

The Company has changed the reference from A27 to AE37.

Financial Statements, page F-1

17. Please revise to provide updated interim financial statements in accordance with Rule 8-08 of Regulation S-X.

The updated interim financial statements required Rule 8-08 of Regulation S-X have included in the Form 10/A. The Company is undertaking the filing of a Form 10-Q to provide updated financial statements in accordance with regulation 13A.

Statement of Operations, page F-4

18. Please revise the line item "Sales" to clarify the nature of the revenue recorded.

The Company has revised the line item “Sales” to “Licensing Fees”.

Statements of Cash Flows, page F-6

19. The line item “Non-cash interest” on your statement of cash flows appears to be the accrued interest on your payable to the Henry J. Jackson Foundation. Please explain to us why you have presented this change as non-cash interest rather than increase in interest payable. Refer to ASC paragraphs 230-10-45-28 and 55-13.

The balance sheets in the Form 10/A have been revised to present the interest accrued on the payable to the Henry J. Jacksnon Foundation as a separate line item in current liablilites. Accordingly, in accordance with ASC paragraphs 230-10-45-28 and 55-13, any additional interest accrued has been presented as increase in interest payable to the foundation in the statements of cash flows included in the Form 10/A.

Note 2- Summary of Significant Accounting Policies

Research and Development Costs, page F-8

20. You state on page 4 that you have entered into agreements with Merck and NSABP to conduct a Phase II trial to evaluate the safety and efficacy of AE37 in combination with KEYTRUDA. You also state that you are advancing AE37 for the treatment of prostate cancer through a licensing and research agreement with Shenzhen. For these agreements and any other agreements entered into subsequent to July 31, 2019, tell us the date of the agreements, the nature and significant terms of those agreements, including the rights and obligations of each party and any commitments and contingencies with respect to the agreements. Tell us your consideration of providing additional disclosure in the filing in accordance with ASC 450, 730, and 808; Items 101, 303, and 601 of Regulation S-K; and any other applicable guidance.

The response to this comment is segregated into (i) agreement with Merck, (ii) agreement with NSABP and (iii) agreement with Shenzhen. The response under each agreement is segregated in to (a) comments relating to ASC and (b) comments related to Regulation S-K.

(i)	Clinical Trial Collaboration and Supply Agreement. Merck Sharp & Dohme B.V., Antigen Express, Inc. June 28, 2017

In a Generex Form 8-K, filed August 1, 2017, with respect to the Clinical Trial Collaboration and Supply Agreement. Merck Sharp & Dohme B.V., Antigen Express, Inc. June 28, 2017, Generex disclosed that:

In June, 2017, the Company’s wholly owned subsidiary, Antigen Express, Inc. (“Antigen”) entered into a Clinical Trial Collaboration and Supply Agreement (the “Collaboration Agreement”) with Merck Sharpe & Dohme B.V. (“Merck”). The Collaboration Agreement provides for Phase I clinical trial to evaluate the pharmacokinetics, pharmacodynamics and preliminary efficacy of administering Merck’s Keytruda® (pembrolizumab) in combination with Antigen’s AE37 cancer vaccine in patients with triple negative breast cancer.

The Collaboration Agreement provides for Antigen to sponsor the study and to make the regulatory filings for approval of the trial. Merck will supply Antigen with Keytruda® for the trial. Antigen will provide its AE37 cancer vaccine and will generally be responsible for the costs of the trial.

(a)    The Company determined that the Agreement is a collaborative arrangement as defined in ASC 808 because (a) both the Company and Merck are active participants in the activity and both are subject to the risks and rewards related to the outcome of the clinical trial contemplated by the Agreement. The Company was scheduled to begin enrolling patients in the trial in September 2019. As of November 12, 2019, the date the Company’s financial statements were issued, the company had not enrolled a significant number of patients or incurred material costs related to this collaborative agreement. Further there have not been any transactions between Merck and the Company related to the Agreement.

There is only one possible contingency subject to the Guidance in ASC 450. The contingent loss could occur if Merck terminated the Agreement pursuant to certain sections of the Agreement, then the company could be liable to Merck for the cost of manufacture of the Merck compound produced for the trial. As of the date the financial statements were issued, Merck had not terminated the agreement therefore accrual of any liability under this agreement is not warranted. The Company believes that disclosure of this potential claim is unnecessary because until Merck terminates the Agreement there is not an indication that a loss is reasonably possible.

The Company will account for any costs it incurs pursuant to the Agreement as Research and Development and will record a charge against income or loss from operations in the period incurred, in accordance with the guidance contained in ASC 730.

The company will continue monitor the need for additional disclosures under ASC 450, and ASC 808in its financial statements.

(b)    The Company believes the disclosure under Item 1 business on page 4 of Form 10 is compliant with Item 101 of regulation S-K.

Since the Company did not incur any expenses related to this agreement it did not impact our results of operations therefore further the Company does not have any contractual commitments related to this contract, therefore, the Company believes disclosure under Item 303 of regulation S-K is not required.

(ii)	Clinical Trial Agreement, Phase II Study, NSABP and Antigen Express, November 20, 2018

NSABP is the clinical research organization contracted to conduct the trials under the Merck Agreement. The Company has agreed to pay NSABP an amount not to exceed $2,118,461 based on NAABP achieving various milestones.

.

The following disclosure was provided in a Generex’s Form 8-K filed on November 20, 2018:

On November 20, 2018, the Company’s wholly owned subsidiary, Antigen Express, Inc. (“Antigen”) entered into a Clinical Trial Agreement with NSABP Foundation, Inc. (“NSABP”). Pursuant to the Clinical Trial Agreement, NSABP will conduct a Phase II Study to evaluate efficacy of administering Merck Sharpe & Dhome’s (‘Merck”) Keytruda® (pembrolizumab) in combination with Antigen’s AE37 cancer vaccine for the treatment of metastatic triple negative breast cancer. While Merck is not a party to the Clinical Trail Agreement, Merck is expected to provide Keytruda® for the study pursuant to the Clinical Trial Collaboration and Supply Agreement between Antigen and Merck.

An initial payment from Generex in the amount of $340,000 is due by December 20, 2018. If the study runs the full anticipated term, Generex will be responsible for an aggregate $2,118,461.

(a)    As of the date of this filing the Company only begun to enroll patients in the Phase II Study. At this point, the Company is unable to reasonably estimate our future financial obligations under this agreement; therefore, the Company concluded that disclosure of the potential liability under the guidance contained in ASC 450 was not required as the Company is unable to estimate an amount that is reasonably possible. Accordingly the Company has disclosed the maximum amount of funding requires pursuant to the clinical trial agreement along with any liability incurred in any reporting period.

The $340,000 paid by Generex on our behalf was included in Research and development for year ended December 31, 2019. In accordance with the guidance contained in ASC730, the Company recognized this expense in the period in which the Company incurred the expense.

NSABP is not party to the collaborative agreement with Merck, they are performing contract research on our behalf to assist us in fulfilling our obligations under the collaborative agreement with Merck. NSABP is only entitled to fees from us under the terms of the contract. Since these fees are market rate, and NASBP will not be entitled to future profits should the collaboration with Merck prove to be successful, they are not exposed to the risks and rewards of the collaboration. Therefore, the agreement with NSABP is not subject to the guidance contained in ASC 808.

(b)   The Company believes the disclosures in Item 1 Business beginning on page 4 of the Form 10/A are responsive to the requirements of Item 101 of Regulation S-K.

The Company believes that specific discussion of this contract in Management’s Discussion and Analysis of Financial Condition and Results of Operations beyond what is already disclosed through-out the document related to the AE37 compound and its future potential would not provide investors information relevant to an assessment of the financial condition and results of operations. The Company will continue to monitor the need for additional disclosure in future filings.

(iii)	Clinical Trial Agreement, Phase II Study, NSABP and Antigen Express, November 20, 20 License and Research Agreement between Antigen Express, Inc. and Shenzhen Bioscien Pharmaceuticals Co., Ltd. November 29, 2017.

The following was disclosed in Generex’s Form 8-K filed on December 11, 2017:

The Company’s wholly owned subsidiary, Antigen Express, Inc. (“Antigen”), entered into a License and Research Agreement (the “License Agreement”) with Shenzhen BioScien Pharmaceuticals Co., Ltd., (“Shenzhen”) dated November 29, 2017. Under the License Agreement, Antigen granted Shenzhen an exclusive license (the “License”) to use Antigen’s patents, know-how, data and other intellectual property relating to Antigen’s AE37 peptide to develop and sell products for the prevention and treatment of prostate cancer in China (including Taiwan, Hong Kong and Macau).

In exchange for the License, Shenzhen has agreed, inter alia, to the following financial consideration:

•	a $700,000 non-refundable initial payment;
•	milestone payments of $1,000,000 each upon completion of Phase II and Phase III studies;
•	a milestone payment of $2,000,000 upon regulatory approval of a product covered by the License; and
•	a 10% royalty on net sales, provided the patents are in force and there are no approved generic equivalents.

Shenzhen, generally, will be responsible for conducting clinical trials, securing Chinese regulatory approvals, and marketing in China for all products developed under the Agreement.

(a)   Because the Company has limited obligations going forward under this Agreement, the Company believes additional disclosures under ASC 450, 730, and 808 are not required. The Company will continue to assess the need for additional disclosures in future filings.

(b)   The Company believes the disclosures under Item 1 Business and beginning on page 5 of the Form 10 are responsive to Item 101 of Regulation S-K.

The revenue the Company earned during the year ended July 31, 2018 from this contract is discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the results of operations heading for the year ended July 31, 2019 compared to year ended July 31, 2018. As this revenue is the only financial activity under this contract to date, the Company believes the disclosure is responsive to Item 303 of Regulation S-K.

21. You discuss on page 4 your research and development programs and you state on page 6 that you have had decades of experience in cancer immunotherapy. Clarify in the filing the dates in which you completed significant research and development milestones. For example, disclose when you completed the Phase IIb clinical trial of AE37 immunotherapeutic peptide vaccine with the Ii-Key technology in over 300 women with breast cancer.

The original AE37 IND was filed in 2005 and the Phase IIb trial was completed on 11/15/19. The results of the Phase IIb clinical trial for the prevention of recurrence of breast cancer were published on April 22, 2020 in the peer-reviewed journal, Breast Cancer Research & Treatment. In the AE37 arm of this trial, the investigators found that patients with advanced stage, HER2 low-expression, and TNBC may benefit from AE37 vaccination, and those with both advanced stage and low HER2 expression have a significant clinical benefit to AE37 vaccination, demonstrating earlier DFS plateau may be maintained for up to the ten years of follow-up.

These disclosures have been added under “Item 1 Business—Business Overview” in the Form 10/A.

Note 3- Commitments and Contingencies

Commitments, page F-9

22. You state that you were billed $251,459 related to the CTA and incurred $37,076 for work performed on clinical trials and as a result you have a balance of $214,383 in other current assets. Clarify why the apparent net liability of the company relating to research and development expense is recorded as a current asset on your balance sheet.

The financial statements as of and for the six months ended January 31, 2020 reflect the Company’s charge of $251,459 to research and development in the three months ended October 31, 2019. Therefore the other current assets no longer include any deferred expenses related to the $251,459 invoice

Payable to Foundation, page F-10

23. You state on page F-10 that you entered into a clinical study agreement with a Henry J. Jackson Foundation for the clinical research and development of AE37 for the treatment of breast cancer. Please address the following:

•	Disclose the significant terms of the clinical study agreement with the Henry J. Jackson Foundation or clarify that it has been terminated.
•	Disclose all significant terms of the Forbearance agreement.
•	Clarify which agreement may be terminated by the Foundation at its sole discretion.
•	Based on the disclosure on page F-10, it appears that the Payable to Foundation is a current liability. Please present a line item on the balance sheet for Total current liabilities consistent with ASC 210-10-45-5.

The Company has provided the requested disclosures and clarifications on page F-10.

General

24. The cover page of your registration statement indicates that you qualify as an emerging growth company as defined in the JOBS Act. Please revise to address the following:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b), include a statement that the election is irrevocable. Conversely, if you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The Company has revised the disclosure as requested on pages 11.

25. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

The Company recognizes that the Form 10 has become effective and it is now subject to the reporting requirements of the Exchange Act.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-658-0458.

Jeffrey P. Wofford, Esq.

Carmel, Milazzo & Feil LLP